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                                 EXHIBIT 12

                           THOMAS & BETTS CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Thousands of Dollars)

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                    Six Months
                      Ended                   For the Years Ended
                      June 30,  Dec 31,   Jan. 1,   Jan. 2,  Dec. 31,  Dec. 31,
                       1996      1995      1995      1994      1992      1991

Earnings from
 continuing operations
 before income taxes  $64,900   $117,170  $   494    $59,942  $52,983  $55,465

Add:
 Interest on
  indebtedness         21,787     28,299   26,852     30,247   33,405   12,752

 Amortization of
   debt expense           662      1,364    1,133      1,062    2,538    -

 Portion of rents
   representative of
   the interest factor  3,926      7,920    7,377      7,011    6,515    3,816

Deduct:
 Interest capitalized
  and undistributed
  earnings from less-
  than-50-percent-
  owned entities      (4,756)   (2,848)  (1,863)       -         -       (376)

Earnings
 as adjusted         $86,519  $151,905  $33,993    $98,262  $95,441   $71,657

Fixed charges:
 Interest on
  indebtedness        21,787    28,299   26,852     30,247   33,405    12,752

 Amortization of
   debt expense          662     1,364    1,133      1,062    2,538     -

 Portion of rents
   representative of
   the interest factor 3,926     7,920    7,377      7,011    6,515   3,816

Total fixed charges $ 26,375  $ 37,583  $35,362    $38,320  $42,458 $16,568

Ratio of earnings
 to fixed charges       3.3x       4.0x     .96x       2.6      2.2x   4.3x


The ratio for the year ended January 1, 1995 of .96x, was inadequate to cover fixed charges by $1,369. This was due to a provision for restructured operations of $79,011 provided in the third quarter of 1994.



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